MARK T. NESBITT

1580 LINCOLN STREET, SUITE 700
DENVER, COLORADO 80203-1557

(303) 302-3097
FAX: (303) 302-3088

Mark T. Nesbitt
mtn@nesbittlaw.net

Mr. Gifford A. Dieterle, Chairman
Capital Gold Corporation
76 Beaver Street, 14th Floor
New York, New York 10005

Dear Gifford,

This is notice that due to the actions of the Board of Directors, including the fact that it will not listen to the independent committee of directors and my disagreement on how the company should move forward, it is clear that my usefulness to the company is now nominal. I therefore have no option but to resign immediately as a member of the Board. I expect the company to reimburse me for all outstanding expenses and honor any options, rights and any other benefits related to my service as a director.

Finally, with regard to yesterday's meeting of the Board, I attempted but was prevented from saying that I strongly object to the statements in the August 28, 2009 email to me.